KCR Capital, LLC

Sole Proprietor: Richard G. Reeves

Audited Financial Statements and Report

For Year Ending:

December 31, 2023

KCR Capital, LLC Audited Financial Statements and Report

For the Year Ending: December 31, 2023

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70210

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KCR Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12340 West Alameda Parkway, Suite 211
                              (No. and Street)

Lakewood   CO   80228
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard G. Reeves   (303) 694-1550   richardreeves@kcr-capital.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
                    (Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404 Tarzana   CA   91356
(Address)   (City)   (State)   (Zip Code)

September 15, 2005   2370
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard G. Reeves _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCR Capital, LLC _____, as of December 31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard Reeves_

Title: _____
Managing Director and Sole Proprietor

See attached sheet for CA notary.
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT   CIVIL CODE § 1189

〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of _Los Angeles_)

On _Jan 29th, 2024_ before me, _K.K. Dalal, Notary Public,_
      Date   *Here Insert Name and Title of the Officer*

personally appeared _Richard G. Reeves_
                                      Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



> K. K. DALAL
> COMM. # 2383214
> NOTARY PUBLIC - CALIFORNIA
> Los Angeles County
> My Comm. Exp. Nov. 15, 2025

Signature _K K Dalal_
                   Signature of Notary Public

        Place Notary Seal Above
────────────────── **OPTIONAL** ──────────────────
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Oath or Affirmation_
Document Date: _____ Number of Pages: _1_
Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____   Signer's Name: _____
☐ Corporate Officer — Title(s): _____   ☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General   ☐ Partner — ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact   ☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator   ☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____   ☐ Other: _____
Signer Is Representing: _____   Signer Is Representing: _____

〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor and Board of Proprietor of KCR Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of KCR Capital, LLC (a proprietorship) as of December 31, 2023, the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of KCR Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KCR Capital, LLC's proprietor. My responsibility is to express an opinion on KCR Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to KCR Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the KCR Capital, LLC's financial statements. The Supplemental Information is the responsibility of KCR Capital, LLC's proprietor. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as KCR Capital, LLC's auditor since 2021.
Tarzana, California
January 29, 2024

KCR Capital, LLC
Statement of Financial Condition
December 31, 2023

		2023
Assets		
Cash	$	25,000
Accounts Receivable		10,000
Right of Use Asset		2,593
Other Assets		100
Total Assets	$	**37,693**
Liabilities and Proprietor's Equity		
Liabilities		
Unearned Revenue		10,000
Operating Lease Liability		2,593
Total Liabilities		**12,593**
Proprietor's Equity		
Total Proprietor's Equity		**25,100**
Total Liabilities and Proprietor's Equity	$	**37,693**

The accompaning Notes to Financial Statements are an Integral Part of these Financial Statements

KCR Capital, LLC
Statement of Operations
For the Year Ended December 31, 2023

		2022
Revenues		
Current Fees - Advisory and Consulting	$	10,000
Expenses Billed to Clients		8,064
Total Revenue		18,064
Expenses		
Expenses Billed to Clients	$	8,064
Legal and Professional		11,242
Regulatory		2,085
Office Rental		3,141
Marketing		914
General & Adminiistrative		8,883
Total Expenses	$	34,330
Income (Loss) from Operations		(16,265)
Net Income (Loss) After Taxes	$	(16,265)

The accompaning Notes to Financial Statements are an Integral Part of these Financial Statements

KCR Capital, LLC
Statement of Changes in Proprietor's Equity
December 31, 2023

	Total Proprietor's Equity
Balance, December 31, 2022	58,021
Capital Contribution	26,677
Capital Withdrawal	(43,333)
Net Income (Loss)	(16,265)
Balance, December 31, 2023	25,100

The accompaning Notes to Financial Statements are an Integral Part of these Financial Statements

KCR Capital, LLC
Statement of Cash Flow
For the Year Ended December 31, 2023

		2023
Operating Activities		
Net (Loss)	$	**(16,265)**
Decrease in Accounts Recievable		42,941
Decrease in Other Assets		3,175
Increase in Unearned Revenue		(10,000)
Increases in Other Liabilities		(3,195)
Cash Provided by Operations	$	**16,656**
Cash Used for Investing	$	**0**
Financing		
Capital Contributed		26,677
Capital Withdrawal		(43,333)
Cash Provided By (Used) Financing	$	**(16,656)**
Net Increase (Decrease) in Cash		**0**
Cash December 31, 2022	$	**25,000**
Cash at December 31, 2023	$	**25,000**

Cash paid for interest and income taxes is $0 and $0.

The accompaning Notes to Financial Statements are an Integral Part of these Financial Statements

KCR Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2023

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

KCR Capital, LLC, ("KCR" or the "Company"), was formed in November, 2016 as KCR Consulting, LLC as a single member Limited Liability Company in the State of Colorado. The name was changed in July, 2018 to KCR Capital, LLC with no change in ownership or members. The sole member of KCR is Richard G. Reeves, and KCR is effectively a sole proprietorship with Richard G. Reeves as the sole proprietor.

On March 5, 2021 KCR registered as a broker-dealer with Securities and Exchange Commission ("SEC") and the State of Colorado, and it is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to act as a Capital Acquisition Broker ("CAB") engaging in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities. KCR's approvals include an exemption from the requirement to employ at least two registered persons, with Richard G. Reeves being the sole registered person employed by KCR.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is measured based on a consideration specified in a contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation, typically achieved upon successful closing(s) of a transaction or in incurrence of expenses performing activities on the customer's behalf. In 2023, two customers accounted for 100% of the revenues.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through January 29, 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

KCR Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2023

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31 2023.

Note 2: INCOME TAXES

KCR is a pass-through entity for income tax purposes, with all taxes becoming the obligation of its single member and sole proprietor, Richard G. Reeves.

Note 3: COMMITMENTS AND CONTINGENCIES

On October 1, 2021 the Company entered into an operating lease covering its office through September 30, 2024. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2024	$2,918

Rent expense for year ended December 31, 2023 was $3,141.

In February, 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and right-of-use-asset (based on present value) for all leases at the commencement date, with the exception of short-term leases. The remaining right-of-use asset balance at December 31, 2023 is $2,593 based on an annual discount rate of 3.0%.

KCR Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2023

The Company was not subject to any litigation during the year 2023, and at year ended December 31, 2023

Note 4: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as a firm that has been in business as a registered broker-dealer for less than one year. Net capital and aggregate indebtedness change day to day; on December 31, 2023 the Company had net capital of $25,000, which was $20,000 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness $0 to net capital was 0, which is less than the 15 to 1 maximum ratio allowed for a first-year broker dea1er.

KCR Capital, LLC
Schedule I: Supplementary Information
For the Year Ended December 31, 2023

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Proprietor's Equity from Financial Condition	25,100
Deductions and Charges	
Non-Allowable Fixed Assets	0
Non-Allowable Receivables (net of unearned component)	(0)
Non-Allowable Cash in CRD e-bill Account	(100)
Tentative Net Capital	25,000
Haircuts on Securties Positions:	
Marketable Securities	0
Other	0
Net Capital	**25,000**
Aggregate Indebtedness for KCR	
Total Current Liabilities	12,593
Total Long Term Liabilitites	0
Accrued Expenses	0
Total Customer Related Liabilities	0
Less Non Aggregate Indebtedness Liabilities	
Unearned Revenue	10,000
Operating Lease Liability	2,593
Aggregate Indebtedness	0
Ratio of Aggregate Indebtedness to Net Capital	**0**
Required Minimun Net Capital	**5,000**
Excess Net Capital	**20,000**
Excess Net Capital at 120% of Minimum	**19,000**

There were no reported differences between the audit and FOCUS filed as of December 31, 2023

KCR Capital, LLC
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
For the Year-Ended December 31, 2023

KCR Capital, LLC has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

KCR Capital, LLC
Schedule III – Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)
For the Year-Ended December 31, 2023

KCR Capital, LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

KCR Capital, LLC Exemption Report

I, as the management of KCR Capital, LLC (the "Company") am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2023. The Company represents that it: (i) has not held customer funds or securities; (ii) did not carry accounts of or for customers; and (iii) did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to those permitted for CAB's under the FINRA CAB Rules, including private placement of securities and mergers and acquisitions advisory services subject to any restrictions described in FINRA CAB Rule 016(c)1.

The Company has maintained compliance with the above throughout the year ended December 31, 2023, without exception.

KCR Capital, LLC

Richard G. Reeves
January 29, 2024

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Proprietor
KCR Capital, LLC
Lakewood, CO

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which KCR Capital, LLC, stated that KCR Capital, LLC's, business activities are limited to those permitted for CAB's under the FINRA CAB Rules, including private placement of securities and mergers and acquisitions advisory services subject to any restrictions describe in FINRA CAB Rule 016©1, and that it has not held customer funds or securities and that KCR Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. KCR Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. KCR Capital, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about KCR Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2024